Via Facsimile and U.S. Mail
Mail Stop 6010

June 29, 2007

John H. Short
President and Chief Executive Officer
RehabCare Group, Inc.
7733 Forsyth Boulevard, 23rd Floor
St. Louis, Missouri 63105

Re: **RehabCare Group, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed March 14, 2007
        File No. 001-14655

Dear Mr. Short:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information,
we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K - December 31, 2006

Item 7. Managements Discussion and Analysis of Financial Condition and Results of
Operations, page 25

Liquidity and Capital Resources, page 36

1. You state that the day's sales outstanding for accounts receivable increased from
   63.9 days for 2005 to 77.9 days for 2006. Please provide us, in disclosure-type
   format, the reasons for this increase (including a clarification of why contract

therapy receivables have a longer collection cycle), the likelihood of it continuing and the effect it will have on liquidity for 2007. Please disclose your standard credit terms and explain any difference between those terms and the days' sales in accounts receivable. Describe the steps you take in collecting accounts receivable and your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

Commitments and Contractual Obligations, page 37

2. Please provide us a revised version of your contractual obligation table that includes interest to be paid related to long-term debt as it is part of that contractual obligation.

Critical Accounting Policies, page 37

Allowance for Doubtful Accounts, page 38

3. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:
   a) Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. Include whether or not your billing system has the capacity to provide an aging schedule of your receivables, and if not, clarify how this affects your ability to estimate your allowance for bad debts.
   b) Quantify the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.
   c) If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), provide the balances of such amounts, where they have been classified in your aging categories, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, provide why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Contractual Allowances, page 38

4. Please quantify for us in disclosure type format the amount of contractual allowances that you charged to revenues for each period presented. If the year

over year increase is significant, identify the nature and timing of the increases, explicitly identifying and describing in reasonable specificity the recent reimbursement activity or any additional information acquired since the last reporting date that led to the change. Clarify how you estimate contractual adjustments. Disclose whether you are aware of any material claims, disputes, or unsettled matters with third-party payers; and, disclose the financial effects of any material settlements with third-party payers.

5. For each period presented, quantify for us in disclosure type forma the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.

Item 8. Financial Statements And Supplementary Data, page 42

Notes to Consolidated Financial Statements, page 48

(1) Overview of Company and Summary of Significant Accounting Policies, page 48

Revenues and Costs, page 50

6. Provide us in disclosure-type format each of your accounting policies for recognizing revenue earned under government programs, third-party payors, healthcare providers, hospitals and skilled nursing facilities.

(6) Goodwill and Other Intangible Assets, page 57

7. Please provide us in disclosure type format a revised version of your tables that includes the disclosures required by paragraphs 26(a) and (c) of FAS 144 for each impairment of intangible assets recognized in each year presented and paragraphs 45-47 of FAS 142 for impairment and other changes in Goodwill in each year presented.

(7) Business Combinations

8. Tell us the nature and amount of each component comprising the $5.8 million of exit costs accrued related to Symphony, for example, employee termination costs, lease exit costs, etc. Update for us the amount of the accrued exit costs as of March 31, 2007 and to the most recent practicable date. Information as of each reporting dating should be included in each quarterly and annual filing until the accrued balance has been eliminated as required by EITF 95-3.

(12) Commitments, page 65

9. Please provide us with the key elements of the 2003 agreement with Signature Healthcare Foundation and how they relate to your ability to recover the past due note receivable. Provide us your analysis, under paragraph 8 of FAS 5 as to why you have not taken an impairment loss, or bad debt reserve, on this loan at December 31, 2006.

(14) Sale of Business, page 67

10. We have the following comments related to the accounting for the February 2, 2004 sale of your StarMed business to InteliStaf in exchange for 25% of the common stock of InteliStaf and impairment losses recognized in 2005 and 2006:

   a) Explain why you did not present the StarMed division as discontinued operations. Specifically tell us how you applied the guidance in paragraph 42 of FAS 144 and EITF 03-13 in arriving at this decision.

   b) In Note 15 to the financial statements, you state "The Company recorded its initial investment in InteliStaf at its fair value of $40 million, as determined by a third party valuation firm". On page 63 of your Form 10-K for 2005, you state that this valuation at the transaction date "exceeded its share of the book value of InteliStaf's stockholders' equity on a fully diluted basis by approximately $17.8 million" which you accounted for as additional goodwill. Tell us the name of the third party valuation firm. Tell us how you arrived at the $40 million fair value for your initial investment and justified its $17.8 million excess value over book value. In so doing, please disclose the significant factors, assumptions and methodologies used in that determination. Reconcile this $40 million valuation of your InteliStaf's investment to your determination of the net fair value of the assets of StarMed at the transaction date which you also stated was determined by a third party valuation firm. Tell us the name of that third party valuation firm, if different, and disclose the significant factors, assumptions and methodologies used in that determination. Tell us which valuation you considered most appropriate to use in accounting for this transaction, the fair value of the stock acquired or the fair value of the assets and business sold. Provide us with specific authoritative literature you used as your basis for accounting for this non-monetary sale of a business division in exchange for an equity interest in a privately held, thinly capitalized and heavily leveraged corporation.

   c) Provide us your analysis, under paragraph 8 of FAS 5 and paragraph 19(h) of APB 18 as to why the $2.8 million residual investment in InteliStaf was not considered impaired and written off at December 31, 2005.

(15)   Investments in Unconsolidated Affiliates, page 68

11. Provide us a roll-forward schedule for each year presented reflecting the individual components of charges and credits to both your line items "Equity in net loss of affiliates" on your statement of earnings (share of earnings or loss, impairment charges etc.) and "Investment in unconsolidated affiliates". We may have further comments.

Form 10-Q for March 31, 2007

12. Explain why the provision for doubtful accounts increased in 2007 as compared to 2006. Direct us to disclosure in Form 10-Q explaining this or provide us disclosure to be included in future filings.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant